UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-36896

MERCURITY FINTECH HOLDING INC.

Floor 14, Block B

No. 1004 Chuangye Avenue

Bao’an District, Shenzhen 518000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 15, 2022, Mercurity Fintech Holding Inc., a Cayman Islands company (the “Company”), disposed two of its variable interest entities, Beijing Lianji Technology Co., Ltd. (“Beijing Lianji”) and Beijing Mercurity Technology Co., Ltd. (“Beijing Mercurity”), both of which were under the control by Beijing Lianji Future Technology Co., Ltd. (“Lianji Future”), a wholly foreign owned subsidiary of the Company. On January 15, 2022, Lianji Future, Beijing Mercurity and Zhiyou Wang entered into a VIE termination agreement (the “Beijing Mercurity VIE Termination Agreement”) pursuant to which the parties thereto have agreed to terminate any and all of the control agreements among the parties and terminate the stock pledge on the shares of Beijing Mercurity held by Zhiyou Wang. In connection with the Beijing Mercurity VIE Termination Agreement, on January 15, 2022, Lianji Future, Beijing Mercurity, Ucon Capital (HK) Limited (“Ucon”), Mercurity Limited (“Mercurity BVI”) and the Company entered into a credit transfer agreement (the “Beijing Mercurity Credit Transfer Agreement”), whereby Beijing Mercurity transferred its right to receive RMB 3,543,697 Chinese Yuan (the “Beijing Mercurity Receivable”) from a third party to Lianji Future, effective immediately. Zhiyou Wang is an employee of Lianji Future and shareholder of the Company. Other than the Beijing Mercurity Receivable, as of January 15, 2022, the Company has divested all the other assets and liabilities of Beijing Mercurity, which was not material due to the decline and suspension of Beijing Mercurity’s defi platform business.

Additionally, on January 15, 2022, Lianji Future, Beijing Lianji, Jie Zhou and Zhiyou Wang entered into a VIE termination agreement (the “Beijing Lianji VIE Termination Agreement”) pursuant to which the parties thereto have agreed to terminate any and all of the control agreements among the parties and terminate the stock pledge on the shares of Beijing Lianji held by Zhiyou Wang (95% shareholder of Beijing Lianji) and Jie Zhou (5% shareholder of Beijing Lianji). In connection with the Beijing Lianji VIE Termination Agreement, on January 15, 2022, Lianji Future, Beijing Lianji, Ucon, Mercurity BVI and the Company entered into a credit transfer agreement (the “Beijing Lianji Credit Transfer Agreement”), whereby Beijing Lianji transferred its right to receive RMB 350,000 Chinese Yuan (the “Beijing Lianji Receivable”) from a third party to Lianji Future, effective immediately. Jie Zhou is a beneficial shareholder of the Company. Other than the Beijing Lianji Receivable, as of January 15, 2022, the Company has divested all the other assets and liabilities of Beijing Lianji, which was not material due to the decline and suspension of Beijing Lianji’s defi platform business.

The foregoing description of the Beijing Mercurity VIE Termination Agreement and Beijing Lianji VIE Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the two agreements, which will be filed as exhibits to the amendment to this Current Report on Form 6-K/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

By	:	/s/ Wei Zhu
Name	:	Wei Zhu
Title	:	Co-Chief Executive Officer and Acting Chief Financial Officer

Date: January 28, 2022